Exhibit I
                 Example of Accounting for Stock Purchase Units

1. Southern issues $750,000,000 principal amount adjustable Conversion-rate Equity Security Units with a stated amount of $50 per Unit (the "Units") to unrelated investors (the "Investors"). Each Unit consists of a) a forward contract under which the investor purchases common stock from Southern at the end of three years for $50 and b) U.S. Government obligations due in three years having a principal amount equal to $50.

2. The Investors are required to deposit the U.S. Government obligations with an escrow agent to collateralize their obligation to Southern. Thus Southern has no interest, other than its security interest, in the treasury securities. The escrow agent will be instructed to liquidate the collateral at the end of three years and to pay Southern when the forward contract is settled.

3. The forward contract provides in effect that, at the end of three years, for each $28 (the assumed fair market value of Southern's common shares when the units are issued) received Southern will issue its common shares as follows:

         a. If the price of Southern's shares is at or above $33.60, the Investors will receive 0.833 shares.

         b. If the price of Southern's shares is at or below $28, the Investors will receive one share.

         c. If the price of Southern's shares is above $28 and below $33.60, the Investors will receive a fractional share equivalent to $28 divided by such price.

4. The forward contract requires that Southern make fixed periodic payments (3.75% annually) to the Investors ("Contract Fees"), which will be treated as non-deductible payments since they are a cost of issuing Southern's stock.

Accounting:

The forward contract represents a forward sale of Southern's stock, an equity transaction. The cost to Southern of the forward contract is equal to the present value of the Contract Fees. Therefore, the present value of the Contract Fees is accrued as a liability (miscellaneous deferred credits) upon issuance of the Units, with a corresponding charge to equity (paid-in-capital).

During the period of the forward contract, the liability is accreted up to its full value through corresponding charges to equity and is reduced through the scheduled cash payments. With the exception of this accounting, required disclosures and effects on the earnings per share computations, there are no other accounting ramifications related to the Units until the forward contract is settled at the end of year three. At that point, the $750,000,000 in proceeds will be recorded in equity allocated between the common stock and paid-in-capital accounts based on Southern's par value of $5 per share and the number of shares issued.

Example:

At inception of the contract, Southern would record a liability equal to the present value of the Contract Fees discounted using Southern's borrowing rate for an equivalent term.

July 1999         Dr.      Paid-in-Capital           $75,000,000 (estimated)
                  Cr.      Misc. Deferred Credits    $75,000,000

During the contract period, Southern would record the semi-annual Contract Fee cash payments and accrete the remaining value through additional charges to paid-in-capital. The first payment is shown below:

December 1999     Dr.      Paid-in-Capital                $460,000
                  Dr.      Misc. Deferred Credits    $13,602,500
                  Cr.      Cash                      $14,062,500



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At settlement, assuming Southern's stock price is $40 per share, Southern would issue 22,321,429 shares of its common stock (calculated as $750,000,000 principal amount/ $33.60 threshold price) and would record the settlement as follows:

                  Dr.      Cash                      $750,000,000
                  Cr.      Common Stock              $111,607,143
                  Cr.      Paid-in-Capital           $638,392,857

The miscellaneous deferred credit balance would be zero and the net effect on paid-in-capital related to the sale of the Units would be $554,017,857 ($638,392,857 less the total contract fees of $84,375,000).